August 9, 2010
By Hand & Via Edgar
Perry Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Gerdau Ameristeel Corporation Schedule 13E-3 Filed July 9, 2010 File No. 005-80121
Dear Mr. Hindin:
          On behalf of Gerdau Ameristeel Corporation (the “Corporation”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of August 4, 2010 to Daniel P. Raglan of Torys LLP, counsel to the Corporation (the “Comment Letter”), with respect to the Corporation’s Schedule 13E-3, File No. 005-80121, filed on July 9, 2010 (the “Schedule 13E-3”). This letter contains information provided to us by each of the “filing persons” to the Schedule 13E-3 (the “Filing Persons”).
          Revisions to the Schedule 13E-3 in response to the Staff’s comments will be reflected in an amendment to the Schedule 13E-3 (the “Amendment”), which the Filing Persons expect to file with the Commission promptly upon completion of the Staff’s review. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the responses of the Corporation or the relevant Filing Person immediately following each numbered comment. Unless otherwise noted, page references contained in the responses correspond to the pages in the Management Proxy Circular dated July 7, 2010, filed as Exhibit (a)(1) to the Schedule 13E-3 (the “Circular”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 13E-3.
Schedule 13E-1 General
1.	We note disclosure indicating that Mr. Longhi is also a director of Gerdau S.A. and a member of its executive committee and that four directors on the Board are members of the Gerdau Johannpeter family and also serve as directors or officers of Gerdau S.A. We also note a reference in the disclosure to “Mr. Longhi’s separate independent services agreement with Gerdau S.A.” Please tell us why you believe these persons are not affiliates engaged, directly or indirectly, in the going private transaction. Why are Mr. Longhi and the other directors mentioned above not “on both sides” of the transaction? In responding to this comment, please consider section 201.05 of our Compliance and Disclosure Interpretations for Going Private Transactions.

Response.

In response to the Staff’s comment, the Filing Persons would propose to amend the Schedule 13E-3 to reflect the addition of Mario Longhi, Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, Andre Gerdau Johannpeter and Claudio Johannpeter (the “New Filing Persons”) as Filing Persons, in addition to the Corporation, Gerdau S.A. and the Acquiror.

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule l3e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Gerdau S.A. or the Acquiror, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

Response.

The New Filing Persons will comply with requirements of the Schedule 13E-3. In response to the Staff’s comment, the Filing Persons would propose to amend and supplement the Schedule 13E-3 to include the following:
“The Schedule 13E-3 is amended and supplemented to include Mario Longhi, Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, Andre Gerdau Johannpeter and Claudio Johannpeter (the “New Filing Persons”) as “filing persons” to the Schedule 13E-3. References to the Filing Persons in the Schedule 13E-3 is amended to include the New Filing Persons, in addition to the Corporation, Gerdau S.A. and the Acquiror.
Mario Longhi is the President and Chief Executive Officer of the Corporation, as well as a director of the Corporation and an Executive Vice President of Gerdau

S.A.’s Executive Committee. Jorge Gerdau Johannpeter and Frederico C. Gerdau Johannpeter are directors of both the Corporation and Gerdau S.A. Andre Gerdau Johannpeter is a director of the Corporation, a director and the Chief Executive Officer of Gerdau S.A., and the President of the Acquiror. Claudio Johannpeter is a director of the Corporation and a director and the Chief Operation Officer of Gerdau S.A. For additional background information regarding the New Filing Persons, see Schedules I, II and III to the Schedule 13E-3, which is incorporated herein by reference.
Item 8. Fairness of the Transaction
Item 8 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:
Each of the New Filing Persons believes that the Arrangement is fair to Public Shareholders. In reaching such conclusion, the New Filing Persons considered and relied upon the same factors and considerations that the Special Committee relied upon, as described in the Circular, as amended by this Amendment, and adopted the Special Committee’s analyses in their entirety.”
Please also see the response to comments 8 and 9 below.

The Amendment will be executed and filed by the Filing Persons, including the New Filing Persons.

3.	We note that the Shareholder Meeting is currently scheduled to be held at 10:00 a.m. on August 10, 2010 and the hearing in respect of the Final Order will take place on or about August 12, 2010. In light of:
•	each of the filing persons’ obligations under Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii);

•	the date the Corporation will likely file on EDGAR an amendment to the 13E-3 and the relevant changes to the Management Information Circular;

•	the date filing persons intend to disseminate disclosure of such changes in a manner reasonably calculated to inform security holders; and

•	the fact that the Shareholder Meeting is less than 3 full business days from the date of this Staff comment letter (excluding the date of the Shareholder Meeting given the 10:00 a.m. start), please advise why you believe such an abbreviated time period provided to Shareholders is sufficient in order for them to make a reasonably informed investment decision.

Response.
The Filing Persons respectfully advise the Staff that the Meeting scheduled for August 10, 2010 has been postponed. On August 6, 2010, the Corporation and Gerdau S.A. issued a press release disclosing that the Meeting is being rescheduled and that the Corporation will announce the new time, date and location for the meeting in a future press release. The August 6, 2010 press release was also filed as Exhibit (a)(7) to Amendment No. 1 to the Schedule 13E-3, which was filed with the Commission on August 6, 2010.
In response to the Staff’s comment, the Filing Persons propose to reschedule the Meeting to a date that is four business days after the Amendment has been filed and the Staff has confirmed that it has no further comments.
Management Information Circular General
General
4.	Please advise how the Management Information Circular is compliant with the requirement in Exchange Act Rule 13e-3(e)(1)(ii) mandating that the information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a “Special Factors” section in the front of the disclosure document.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Information Contained in this Circular” is amended as follows:
“The Circular is hereby amended by deleting the reference to the heading “INFORMATION REGARDING THE ARRANGEMENT” on page v of the table of contents and replacing such reference with a reference to the heading “SPECIAL FACTORS”. The heading “INFORMATION REGARDING THE ARRANGEMENT” on page 11 of the Circular is hereby deleted and replaced with the heading “SPECIAL FACTORS”.”
In addition, the Filing Persons would propose to amend and supplement the Schedule 13E-3 to include the following:
“References in the Schedule 13E-3 to the section of the Circular entitled “Information Regarding the Arrangement” is hereby deleted and replaced with “Special Factors”.”
The Filing Persons respectfully advise the Staff that the Circular generally follows the form adopted by the Canadian Securities Administrators as well as Canadian market practice as advised by Canadian counsel, including the order of the sections. The “Special Factors” section begins on page 11 of the Circular and was placed as close to the front of the Circular section as practicable, consistent with applicable Canadian rules and practice.
Information Contained in This Circular, page 1
5.	We note the statement that “[n]either the Board nor Gerdau Ameristeel assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of Gerdau S.A. or the Acquiror to disclose facts or events which may affect the accuracy or completeness of any such information.” This statement is inconsistent with the disclosures in the Schedule 13E-3, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Information Contained in this Circular” is amended as follows:
“The third sentence of the second paragraph under the heading “INFORMATION CONTAINED IN THIS CIRCULAR” on page 1 of the Circular which reads:
“Neither the Board nor Gerdau Ameristeel assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of Gerdau S.A. or the Acquiror to disclose facts or events which may affect the accuracy or completeness of any such information.”
is hereby deleted in its entirety.”
Statement Regarding Forward-Looking Information, page 2
6.	We refer you to the first sentence of this section. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise accordingly.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Statement Regarding Forward-Looking Information” is amended as follows:

“The first sentence of the first paragraph under the heading “STATEMENT REGARDING FORWARD-LOOKING INFORMATION” on page 2 of the Circular which reads:
“This Circular contains or incorporates by reference statements that, to the extent that they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable securities legislation.”
is hereby deleted in its entirety and replaced with the following sentence:
“This Circular contains or incorporates by reference statements that, to the extent that they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation.””
Background to the Proposal., page 12
7.	We note the second to last paragraph on page 12 refers to a presentation provided by RBS to the Special Committee. We also note that the second, third and sixth paragraphs on page 13 regarding discussions about the financial analysis undertaken by J.P. Morgan, financial advisor to Gerdau, and RBS’ final valuation range provided to the Special Committee, Any materials prepared by RBS in connection with its fairness opinion, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the Board, and any materials prepared by J.P. Morgan and received by Gerdau S.A. or the Acquiror relating to the consideration to be offered to security holders, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by RBS or J.P. Morgan, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by RBS and J.P. Morgan, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Response.

In response to the Staff’s comment, the Filing Persons advise the Staff that the following materials were prepared by RBC in connection with its fairness opinion and provided to the Special Committee:
(a)	a slide presentation entitled “Discussion with the Special Committee — Project Selection” dated May 10, 2010 (the “RBC Slide Presentation”) was presented to the Special Committee on May 10, 2010 which provided RBC’s preliminary financial analysis; and

(b)	a draft of the written valuation and fairness opinion dated June 1, 2010 was provided to the Special Committee on June 21, 2010; note, however, that other than being unsigned and marked “Draft” and the inclusion on p.7 of “US$ millions” as a table subheading and “(000’s tons)” next to Shipments in the same table, it was identical to the final written valuation and fairness opinion dated June 1, 2010 that was included as Exhibit E of the Circular.
The Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Background to the Proposal” is amended as follows:
“The Circular is amended and supplemented by adding after the seventh full paragraph on page 12 of the Circular under the heading “Background to the Proposal” the following:
“The May 10, 2010 presentation by RBC to the Special Committee covered the following matters: an overview of the situation, an overview of the Corporation and Gerdau S.A.’s businesses and the North American steel industry, and RBC’s preliminary financial analysis (including the scope of its review, its approach to financial assessment, its approach to its discounted cash flow (“DCF”) forecast, its key operating assumptions and preliminary base case forecast, a summary of RBC’s DCF analysis, a precedent transaction analysis and an analysis of Canadian going-private premiums).””
We are supplementally providing a copy of the RBC Slide Presentation and the Filing Persons would propose attaching the RBC Slide Presentation as a new Exhibit (c)(2) to the Schedule 13E-3.
In addition, RBC provided its input on the continuing differences in the analyses of RBC and J.P. Morgan orally on May 26, 2010 (see paragraph 4 on page 13 of the Circular), its valuation range orally on May 29, 2010 (see paragraph 6 on page 13 of the Circular) and its fairness opinion orally on June 1, 2010 (see paragraph 7 on page 13 continuing on to page 14 of the Circular ).
In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Background to the Proposal” is amended as follows:
“The Circular is amended and supplemented by adding after the second full paragraph on page 13 of the Circular under the heading “Background to the Proposal” the following:
“In the days leading up to the May 14, 2010 meeting between J.P. Morgan and RBC and prior to the call between Mr. Schirmer and Mr. Heffernan on May 25, 2010, J.P. Morgan and Mr. Schirmer discussed the potential transaction and a price range for making a proposal to Mr. Heffernan. Mr. Schirmer and J.P. Morgan discussed a price range of $8.10 to $10.00 based on financial analyses J.P. Morgan had performed internally that are substantially similar to those summarized under “Special Factors—Valuation and Fairness Opinion.” Following Mr. Schirmer’s discussions with J.P. Morgan and internal discussions at Gerdau S.A., it was decided that Mr. Schirmer would present a range of $9.00 to $10.50 to Mr. Heffernan. During this time, Mr. Schirmer and J.P. Morgan also discussed how best to present the price range to Mr. Heffernan on the call.””
In order to guide the discussions with Mr. Schirmer, J.P. Morgan prepared a slide for Mr. Schirmer with the valuation range and we are supplementally providing a copy of the slide with this letter and the Filing Persons propose attaching the slide as a new Exhibit (c)(3) to the Schedule 13E-3.
Recommendation of the Board. page 17
8.	We note the disclosure in the first paragraph of this section and the second whole paragraph on page 18 regarding the determination of the Board and the boards of the Acquiror and Gerdau S.A. that the Arrangement was fair to “Public Shareholders.” Similar references are found elsewhere throughout the management information circular. Please note the staff considers officers and directors of the Corporation as affiliates when considering whether such references are sufficiently specific to satisfy the requirement in Item 1014(a) of Regulation M-A, namely, that the filing persons state that they reasonably believe the transaction is fair or unfair to “unaffiliated security holders.” Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). It is unclear from the definition of Public Shareholders” and the reference to MI 61-101 whether such references comply with the disclosure obligations set forth in Item 1014(a). Please revise the disclosure here and throughout the filing to reference fairness as to “unaffiliated holders” or advise why the term “Public Shareholders” and the fairness statement as to them complies with Item 1014(a).

Response.

The Filing Persons respectfully advise the Staff that the definition of Public Shareholders contained in the Circular is the equivalent of “unaffiliated security holders” under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

In the Circular, “Public Shareholders” is defined as meaning “the holders of the Common Shares other than Gerdau S.A. and its subsidiaries (including the Acquiror and the Corporation) and any other person who holds Common Shares in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Arrangement.”

Section 8.1(2) of MI 61-101 provides that: “[i]n determining minority approval for a business combination or related party transaction, an issuer shall exclude the votes attached to affected securities that, to the knowledge of the issuer or any interested party or their respective directors or senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by: (a) the issuer, (b) an interested party, (c) a related party of an interested party, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor issuer insiders of the issuer, or (d) a joint actor with a person referred to in paragraph (b) or (c) in respect of the transaction.”

Therefore, the following persons would be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Arrangement.
(a)	The Corporation;

(b)	Gerdau S.A.;

(c)	the Acquiror;

(d)	Any director or officer of Gerdau S.A.;

(e)	Any director or officer of the Acquiror; and

(f)	Any director or officer of the Corporation if such director or officer is also a director or officer of Gerdau S.A. or the Acquiror.
In response to the Staff’s comment and to clarify the definition of Public Shareholders, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the definition of “Public Shareholders” on page 56 of the Circular is substituted in its entirety with the following:
““Public Shareholders” means the unaffiliated holders of the Common Shares which are those holders of the Common Shares other than (i) Gerdau S.A. and its subsidiaries (including the Acquiror and the Corporation), (ii) the officers and directors of Gerdau S.A. and the Acquiror, (ii) the officers and directors of the Corporation that are also officers and/or directors of Gerdau S.A. and/or the Acquiror and (iii) any other person who holds Common Shares in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Arrangement.”
9.	If the filing persons revise the disclosure in response to the preceding comment, please address how the Board, or any filing person relying on the Special Committee’s recommendation or the Valuation and Fairness Opinion, is able to reach the fairness determination as to unaffiliated security holders, given that the Special Committee’s recommendation and the fairness opinion addressed fairness with respect to “Public Shareholders,” Please note our discussion in the preceding comment regarding the status of directors and officers as affiliates.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the section of the Circular entitled “Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement” shall be renamed “Position of the Acquiror, Gerdau S.A. and the Gerdau Designees Regarding Fairness of the Arrangement” and the information contained in such section on page 18 of the Circular is substituted in its entirety with the following:
“Under SEC rules, the Acquiror, Gerdau S.A. and the Gerdau Designees are required to provide certain information regarding their positions as to fairness of the Arrangement to Public Shareholders. The Acquiror, Gerdau S.A. and the Gerdau Designees are making the statements included in this section solely for purposes of complying with the requirements of these rules. Their views as to the fairness of the Arrangement should not be construed as a recommendation to any Shareholder as to how that Shareholder should vote on the proposal to approve the Arrangement.
The boards of directors of the Acquiror and Gerdau S.A. and the Gerdau Designees believe that the Acquisition Price is fair to the Public Shareholders. In reaching this conclusion, the Acquiror, Gerdau S.A. and the Gerdau Designees noted the conclusions in the Valuation and Fairness Opinion delivered to the Special Committee, the recommendations of the Special Committee and the Board and the factors considered by, and the analyses and conclusions made by, the Special Committee and the Board and expressly adopted these factors, analyses and conclusions. See also “Position of the Special Committee as to Fairness of the Proposal.””
In addition, the Filing Persons would propose to amend and supplement the Schedule 13E-3 to include the following:
“References in the Schedule 13E-3 to the section of the Circular entitled “Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement” is hereby deleted and replaced with “Position of the Acquiror, Gerdau S.A. and the Gerdau Designees Regarding Fairness of the Arrangement”.”
10.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board expressly adopted the analyses of the Special Committee in determining that the Arrangement was fair to the Public Shareholders. Note that to the extent the Special Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the other filing persons added in a future amendment in response to comments 1 and 2 above. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (ii), (iv) or (viii) of Instruction 2 to Item 1014 or Item 1014(d) or explain in detail why such factors were not deemed material or relevant. We also note that the analysis of the Special Committee only briefly mentions and does not explain in any detail why the factors described in clauses (iii) and (v) of Instruction 2 to Item 1014 were not considered. In addition, if the procedural safeguards in Item 1014(d) were not considered, please explain why the Board believes the proposed merger is procedurally fair in the absence of such safeguards.

Response.

We respectfully advise the Staff of the following disclosure in the Circular in which the Special Committee considered the factors described in paragraphs (c), (d) and (e) of Item 1014:
(a)	Paragraph (c) Approval of Security Holders — in the section of the Circular entitled “Position of the Special Committee as to Fairness of the Proposal” on page 15, the Special Committee believed the Proposal was procedurally fair for Public Shareholders because the Transaction would require approval by a majority of the votes cast by the Public Shareholders.

(b)	Paragraph (d) Unaffiliated Representative — in the section of the Circular entitled “Position of the Special Committee as to Fairness of the Proposal” on page 15, the Special Committee believed the Proposal was procedurally fair for Public Shareholders because the Special Committee retained Gowlings as legal advisors and RBC as independent valuator.

(c)	Paragraph (e) Approval of Directors — in the section of the Circular entitled “Recommendation of the Board” on page 17, the transaction was unanimously approved by the directors of Gerdau Ameristeel with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting.
In response to the Staff’s comment on certain factors contained in Instruction 2 to Item 1014, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information in the Circular is amended as follows:
(i)	“The last sentence of the first full paragraph on page 14 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” which reads:
“Given the valuation methodologies for the Common Shares contained in the Valuation, and after discussion with RBC as to the rationale for the methodologies used by RBC in preparing the Valuation and the Fairness Opinion, the Special Committee did not consider other valuation methods such as net book value or liquidation value.”
is hereby deleted in its entirety and replaced with the following:

“Given the valuation methodologies for the Common Shares contained in the Valuation (in particular, valuation on a going concern basis using a discounted cash flow analysis), and after discussion with RBC as to the rationale for the methodologies used by RBC in preparing the Valuation and the Fairness Opinion, the Special Committee did not consider other valuation methods such as historical market prices, net book value or liquidation value. In RBC’s professional judgment, these methodologies were not appropriate in the circumstances as they are not typically used to value going concern businesses with positive cash flows such as the Corporation.””
and
(ii)	“The Circular is amended and supplemented by adding after the second full paragraph beginning on page 14 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” the following:
“The Special Committee was not aware of any firm offers from an unaffiliated third party during the past two years for: (i) the merger or consolidation of Gerdau Ameristeel with or into another company, (ii) the sale or transfer of all or the substantial part of the assets of Gerdau Ameristeel, or (iii) a purchase of Common Shares that would enable the holder to exercise control of Gerdau Ameristeel, and therefore did not consider any such offers in assessing the fairness of the Proposal. As the Special Committee is not aware of any prior valuations, as defined in MI 61-101, prepared in respect of Gerdau Ameristeel or the Common Shares during the last two years, they did not consider any valuations other than the Valuation in assessing the fairness of the Proposal.””
The Filing Persons respectfully advise the Staff that the Board of Directors expressly adopted the Special Committee’s discussion and analysis, and therefore, there are no unaddressed factors that the Board of Directors must separately discuss and the Board of Directors does not need to explain in detail why any factors were not deemed material or relevant.
Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement, page 18
11.	As Gerdau S.A. and the Acquiror adopted the factors, analyses and conclusions of the Special Committee and the Board, the preceding comment applies equally to the fairness determinations of these two filing persons. Please revise accordingly.

Response.

The Filing Persons respectfully advise the Staff that they, including the New Filing Persons, expressly adopted the Special Committee’s discussion and analysis, and therefore, there are no unaddressed factors that such Filing Persons must separately discuss and that such Filing Persons do not need to explain in detail why any factors were not deemed material or relevant.

Certain Effects of the Arrangement, page 18
12.	Please revise the disclosure to include the effect that the 13e-3 transaction will have upon each of Gerdau’s and the Acquiror’s interest in the net book value and net earnings of the Corporation in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Information Regarding the Arrangement — Certain Effects of the Arrangement” is amended as follows:
“The Circular is amended and supplemented by adding after the third full paragraph beginning on page 18 of the Circular under the heading “Certain Effects of the Arrangement” the following:
“Upon completion of the Arrangement, each of the Acquiror’s and Gerdau S.A.’s interest in the earnings and net book value of Gerdau Ameristeel as of June 30, 2010, would increase from 66% to 100%, which, in each case, represents an increase of approximately $23.7 million and approximately $1.4 billion, respectively. For reporting purposes under International Financial Reporting Standards, Gerdau S.A. currently already consolidates 100% of Gerdau Ameristeel and records a minority interest. Accordingly, the Acquiror and its shareholders will be the beneficiaries of any future increases in the value of Gerdau Ameristeel and will bear the entire risk of all losses incurred in the operation of, and all decreases in the value of, Gerdau Ameristeel. Public Shareholders will no longer have an equity interest in Gerdau Ameristeel and will therefore cease to benefit from, and bear any of the risks incident to, ownership of an equity interest in Gerdau Ameristeel.””
Independent Valuation and Fairness Opinion, page 19
13.	We note discussion in the Valuation and Fairness Opinion attached as Exhibit E to the management information circular the in connection with its opinion, RBS reviewed and relied upon internal financial projections and forecasts provided by the Corporation which are described in paragraphs 9 through 12 of page E-3 of Exhibit E. To the extent RBS relied on such projections and forecasts when preparing its fairness opinion, please disclose such information in the management information circular. In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections. Also, disclose who was responsible for preparing these projections and indicate what role, if any, Gerdau S.A., the Acquiror or any other filing person added in response to comments 1 and 2 above played in formulating these projections.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Independent Valuation and Fairness Opinion — Valuation Methods” is amended as follows:
“The Circular is amended and supplemented by adding after the second paragraph on page 21 of the Circular under the heading “Valuation Methods” the following:
“Management of the Corporation provided certain projections to RBC for purposes of assisting RBC in preparing the Valuation and Fairness Opinion. The projections reviewed by RBC were as follows: (i) the unaudited projected financial statements for the Corporation on a consolidated basis and segmented by operating segment prepared by management of the Corporation for the years ending December 31, 2010 through 2012; (ii) the internal management budget of Gallatin Steel Company (“Gallatin”) for the year ending December 31, 2010; and (iii) the unaudited projected financial statements of Gallatin, prepared by management of Gallatin, for the years ending December 31, 2011 and 2012 (collectively, the “Projections”). Management of the Corporation also discussed selected financial information with RBC that resulted in the verbal update of certain aspects of the Projections.
Management of the Corporation was responsible for preparing the Projections, under the supervision of Ms. Barbara Smith, Vice President, Finance and Chief Financial Officer of the Corporation. The Projections were prepared during the fourth quarter of 2009 and were finalized and provided to the Board early during the first quarter of 2010 for review and approval. Mr. Mario Longhi, President and Chief Executive Officer of the Corporation, reviewed and approved the Projections.
The material aspects of the Projections that were reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion consisted of shipments, revenue, EBITDA, capital expenditures, changes in non-cash working capital and pension cash contribution for the years ending December 31, 2010 through December 31, 2012. This material information from the Projections is set out below.
The Corporation does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of the Corporation has prepared the prospective financial information set forth below to present the data relied upon by RBC in its preparation of the Fairness Opinion. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Corporation’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Corporation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Circular are cautioned not to place undue reliance on the prospective financial information.
Neither the Corporation’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
Key business and economic assumptions underlying the projections set below include projections regarding the gross domestic product of the United States, Canada and other countries, forecasts regarding exchange rates between the United States dollar and the Canadian dollar and between the United States dollar and the euro, projections regarding inflation, interest rates in the United States and Canada, global steel production, global installed steel production capacity and global steel demand. However, assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management of the Corporation as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties, including those included in the “Risks and Uncertainties” section of the Corporation’s annual information form for the year ended December 31, 2009 and the Corporation’s management’s discussion and analysis as at and for the three months ended March 31, 2010 and March 31, 2009, which are incorporated by reference herein. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Corporation or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Circular should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.
The Corporation does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, the Corporation does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Corporation does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.
Additional information relating to the principal assumptions used in preparing the projections is set forth below. See the “Risks and Uncertainties” section of the Corporation’s annual information form for the year ended December 31, 2009 and the Corporation’s management’s discussion and analysis as at and for the three months ended March 31, 2010 and March 31, 2009, which are incorporated by reference herein, for a discussion of various factors that could materially affect the Corporation’s financial condition, results of operations, business, prospects and securities.
The inclusion in this Circular of the projections in the table below should not be regarded by any Shareholder as an indication that these projections will be predictive of actual future results, and these projections should not be relied upon as such. Neither the Corporation nor any of its respective representatives has made or makes any representation to any Shareholder regarding these projections. The Corporation does not intend to update or otherwise revise any of these projections to reflect circumstances existing after the date when such projections were made or to reflect the occurrence of future events.

	2010P(1)	2011P	2012P
Shipments (in K tons)	6,502	7,160	7,924
Revenue (in $M)	4,975	5,967	6,713
EBITDA	450	1,091	1,357
Capital Expenditures	175	200	201
Changes in Non-Cash Working Capital	234	112	152
Pension Cash Contribution	71	71	71

(1)	These numbers are for January 1, 2010 to December 31, 2010. The numbers reflected in the RBC Base Case in the Valuation and Fairness Opinion cover the period from June 1, 2010 to December 31, 2010.
In considering the projections in the chart set out above, RBC, in the exercise of its professional judgment and based on discussions with management, has made certain adjustments to such projections for purposes of developing projected future cash flows for its DCF approach (i.e. its 5-year base case scenario (the “RBC Base Case”)). Based on first quarter results (three months ended March 31, 2010) which were materially higher than the Projections, and management’s expectation that this trend will continue, RBC increased expected EBITDA for the year ending December 31, 2010 in the Projections by $157.2 million (to $607.3 million), primarily as a result of increased product shipments in the mini-mill business unit and lower than projected manufacturing costs. RBC accepted the assumptions under the Projections for the years ending December 31, 2011 and 2012, except for working capital levels which were adjusted after discussions with management of the Corporation.
In completing its DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case free cash flows. Variables sensitized included tons shipped, metal spreads, manufacturing costs, margins, capital expenditures and working capital levels, discount rates and terminal value assumptions. The results of these sensitivity analyses are reflected in RBC’s judgment as to the appropriate values resulting from the DCF approach.
For more information, see the Valuation and Fairness Opinion attached as Appendix E to this Circular, “Valuation of the Shares — Discounted Cash Flow Analysis”.”
In addition, the Corporation respectfully advises the Staff that subsequent to the projections described above, the Corporation did not provide any updated projections to RBC.
Valuation Methods, page 21
14.	We refer you to the discussion in the first and third paragraphs regarding the “different point of the business cycle.” Please expand upon this discussion. How is the transaction in question in a different point of the business cycle, what point of the business cycle were the precedent transactions in and what were the precedent transactions and multiples paid in such transactions?

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Independent Valuation and Fairness Opinion — Valuation Methods” is amended as follows:
“The Circular is amended and supplemented by adding at the end of the section entitled “Valuation Methods” the following:
“More specifically, the steel manufacturing industry in North America is subject to a general business cycle consistent with growth and recessionary periods in North America. The Transaction is occurring at the end of a recessionary period (i.e. the recession of late 2008 through 2009), while the precedent transactions considered by RBC occurred during growth periods (i.e. the growth period of 2005 through mid-2008).
The transactions considered by RBC (including the announcement dates) and the multiples paid in such transaction are set forth in the table below.
(US$ millions, unless otherwise noted)

				Enterprise	Enterprise	Enterprise
				Value /	Value /	Value /
Announce			Enterprise	LTM	Ton of	Tons
Date	Acquiror	Target	Value	EBITDA	Capacity	Shipped
Mini Mill
June 16, 2008	Arcelor Mittal	Bayou Steel Corp.	$475	n/a	n/a	$931
May 20, 2008	Severstal International	Esmark Inc.	$1,006	nmf	$402	$950
March 14, 2008	Evraz Group S.A.	IPSCO (N.A. Tubular Assets)	$4,025	9.6x	$1,660	$2,683
December 9, 2007	Evraz Group S.A.	Claymont Steel Holdings, Inc.	$573	8.3x	$1,155	$1,348
July 10, 2007	Gerdau Ameristeel	Chaparral Steel Company	$4,003	8.6x	$1,483	$1,763
May 3, 2007	SSAB Svenskt	IPSCO Inc.	$8,213	8.0x	$1,910	$1,985
November 20, 2006	Evraz Group	Oregon Steel Mills	$2,310	7.2x	$1,216	$1,423
October 18, 2005	Steel Dynamics	Roanoke Electric Steel	$281	3.4x	$375	$375
Mean				7.5x	$1,171	$1,432
Median				8.1x	$1,216	$1,385 ””
Fairness Opinion, page 21
15.	We note the reference in the second paragraph to the “range of premiums paid in recent Canadian going private transactions.” Please disclose such premiums and transactions.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Independent Valuation and Fairness Opinion — Fairness Opinion” is amended as follows:
“The Circular is amended and supplemented by inserting before the first full paragraph on page 22 of the Circular under the heading “Fairness Opinion” the following:
“RBC’s review of other transactions in the Canadian equity market where controlling shareholders successfully acquired publicly traded minority interests identified 38 such transactions with an implied en bloc value over $250 million since January 2000. Success was defined as acquiring at least one-half of the minority shares outstanding at the time of the transaction. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows:

Highest	Lowest	Mean	Median
60%	(5%)	23%	22%
The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Transaction is difficult, RBC believes that the 38 transactions reviewed, in the aggregate, provide a useful comparison benchmark.
Details of the 38 transactions reviewed are as follows:

Date of Announcement	Target/Purchaser	Premium
July 29, 2008	Fording / Teck Cominco	12%
March 18, 2008	Royal Utilities Income Fund / Sherritt International Corp.	22%
March 4, 2008	Spectra Energy Income Fund / Westcoast Energy Inc	14%
June 29, 2007	CCS Income Trust / David Werklund & Investor Group	21%
May 25, 2007	CanWest Media Works / CanWest Global Comm.	7%
April 26, 2007	Sobeys / Empire Corporation	53%
February 26, 2007	St. Lawrence Cement / Holcim Group	12%
November 6, 2006	Four Seasons / Kingdom Hotels, Triples Holdings & Cascade Inv.	28%
October 23, 2006	Shell Canada / Royal Dutch	22%
October 11, 2006	Bell Nordiq / Bell Aliant	6%
May 29, 2006	Mexgold Resources / Gammon Lake Resources	17%
November 21, 2005	Bolivar / Gold Fields	26%
March 9, 2005	Falconbridge / Noranda	10%
November 11, 2004	Rogers Wireless / Rogers Communications	16%
October 25, 2004	Decoma International Inc/Magna Intl.	27%

Date of Announcement	Target/Purchaser	Premium
October 25, 2004	Tesma International Inc/Magna Intl.	28%
October 25, 2004	Intier Automotive Inc/Magna Intl.	31%
August 29, 2003	Cara Operations / Cara Holdings Ltd (Phelan Family)	36%
March 19, 2003	DuPont Canada / Dupont EI de Nemours & Co.	22%
March 26, 2002	Trilon Financial / Brascan Corporation	3%
August 21, 2001	Oxford Properties / OMERS	25%
June 12, 2001	Rogers Wireless / Rogers Communications	24%
April 30, 2001	Cominco / Teck	16%
February 2, 2001	BAE Systems Canada / Investor Group	7%
January 12, 2001	Bentall / SITQ (Caisse)	17%
December 15, 2000	Labrador Iron Ore Royalty / Rio Tinto	24%
December 12, 2000	Great Lakes Power Inc. / Brascan Corp.	-5%
October 27, 2000	Crown Life / Haro Financial and Extendicare	23%
September 22, 2000	Trimac / McCaig Family	17%
August 25, 2000	Equisure Financial Network / ING Groep NV	43%
August 11, 2000	AEC Pipelines / Alberta Energy	31%
August 2, 2000	Desjardins Laurentian Financial Corp / La Confederation	40%
July 24, 2000	Gentra / Brookfield	11%
July 14, 2000	Canadian Satellite Communications / Shaw	18%
May 25, 2000	Cambridge Shopping Centres / Ivanhoe III	21%
April 10, 2000	Northrock Resources / Unocal	60%
April 7, 2000	Monarch Development / Taylor Woodrow	50%
February 15, 2000	Teleglobe / BCE	20%””

16.	In responding to each of the comments above regarding the valuation and fairness opinion, please note that information contained in Exhibit E and not included in the discussion of the valuation and fairness opinion beginning on page 19 is not responsive to the requirements of Item 1015 of Regulation M-A and Exchange Act Rule 13e-3(e)(1)(ii) regarding the location of such information in the disclosure document.

Response.

Please see the responses to comments 13, 14 and 15 above. The Filing Persons would propose to revise the Schedule 13E-3 accordingly.
Selected Financial Information, page 41
17.	We note the disclosure contained in Item 13 of the Schedule 13E-3. In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7. in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the management information circular to include the information required by Item 1010(c).

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the Circular entitled “Additional Information Concerning Gerdau Ameristeel — Selected Financial Information” is supplemented by adding the following:
“The Circular is amended and supplemented by inserting after the first full paragraph on page 41 of the Circular under the heading “Selected Financial Information” the following:
“The following tables set forth certain selected consolidated financial information for the Corporation prepared in accordance with U.S. GAAP. The information as at and for each of the years ended December 31, 2008 and 2009 has been derived from the audited annual consolidated financial statements of the Corporation, which are included in the Corporation’s Annual Reports on Form 40-F for the year ended December 31, 2009, filed with the SEC on March 29, 2010, and which is incorporated by reference herein. The information as at and for the three months ended March 31, 2010 has been derived from the unaudited interim consolidated financial statements of the Corporation, which are included the Corporation’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 7, 2010, and which is incorporated by reference herein.

The information presented below is only a summary and should be read in conjunction with the relevant financial statements of the Corporation, including the notes thereto.
The Corporation’s audited annual financial information below were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The Corporation’s unaudited interim financial information below were prepared in accordance with International Financial Reporting Standards (“IFRS”) and is subject to Canadian auditing and auditor independence standards. The Corporation adopted IFRS, as issued by the International Accounting Standards Board, as of January 1, 2010. The Corporation’s financial statements prepared in accordance with IFRS may not be comparable to financial statements of U.S. companies. Information regarding the significant differences between the previous historical US GAAP accounting policies and the current IFRS accounting policies applied by the Corporation is contained in the notes to our unaudited interim financial statements for the three months ended March 31, 2010, which is incorporated by reference herein. Our unaudited interim financial statements for the three months ended March 31, 2010 do not contain a reconciliation of financial information from U.S. GAAP to IFRS.

Consolidated Balance Sheets
(US$ in thousands)

	December 31,	December 31,
	2009	2008
ASSETS
Current Assets	$2,074,562	$2,731,265
Non-current Assets	4,292,403	4,538,790
TOTAL ASSETS	$6,366,965	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities	$385,324	$478,417
Noncurrent Liabilities	3,110,706	3,858,146
TOTAL LIABILITIES	3,496,030	4,336,563

Shareholders’ Equity
Capital stock	2,554,110	2,552,323
Retained earnings	352,825	523,187
Accumulated other comprehensive loss	(65,898)	(178,636)
Total Corporation & Subsidiaries Shareholders’ Equity	2,841,037	2,896,874
Noncontrolling interest	29,898	36,618
TOTAL SHAREHOLDERS’ EQUITY	2,870,935	2,933,492
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,366,965	$7,270,055
Consolidated Statements of Earnings
(US$ in thousands, except earnings per share data)

	Year Ended December 31,
	2009	2008
NET SALES	$4,195,723	$8,528,480
OPERATING EXPENSES	4,282,161	8,661,568
LOSS FROM OPERATIONS	(86,438)	(133,088)

NET LOSS	$(164,273)	$(575,455)
Less: Net (loss) income attributable to noncontrolling interest	(2,557)	11,952
NET LOSS ATTRIBUTABLE TO THE CORPORATION & SUBSIDIARIES	$(161,716)	$(587,407)

EARNINGS PER SHARE ATTRIBUTABLE TO THE CORPORATION & SUBSIDIARIES
Loss per common share — basic	$(0.37)	$(1.36)
Loss per common share — diluted	$(0.37)	$(1.36)

Consolidated Statements of Comprehensive Loss
(US$ in thousands)

	Year Ended December 31,
	2009	2008
Net loss	$(164,273)	$(575,455)
TOTAL COMPREHENSIVE LOSS	$(51,535)	$(818,387)

Total comprehensive loss attributable to:
— Noncontrolling interest	—	—
Consolidated Statements of Cash Flows
(US$ in thousands)

	Year Ended December 31,
	2009	2008
OPERATING ACTIVITIES
Net loss	$(164,273)	$(575,455)
NET CASH PROVIDED BY OPERATING ACTIVITIES	754,020	767,992

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	120,940	(656,258)

NET CASH USED IN FINANCING ACTIVITIES	(751,844)	(148,225)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	148,758	(64,827)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$631,293	$482,535

Condensed Consolidated Balance Sheets
(US$ in thousands)
(Unaudited)

	March 31,	December 31,
	2010	2009
ASSETS
Current Assets	$2,233,632	$2,053,820
Non-current assets	4,235,125	4,263,319
TOTAL ASSETS	$6,468,757	$6,317,139

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$497,006	$392,912
Non-current liabilities	3,097,111	3,079,766
TOTAL LIABILITIES	3,594,117	3,472,678

Shareholders’ equity
Capital	2,536,839	2,535,883
Retained earnings	212,306	187,105
Other comprehensive income	98,915	94,893
Equity attributable to equity holders of the Corporation	2,848,060	2,817,881
Equity attributable to noncontrolling interest	26,580	26,580
TOTAL SHAREHOLDERS’ EQUITY	2,874,640	2,844,461
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,468,757	$6,317,139
Condensed Consolidated Statements Of Operations
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended
	March 31, 2010	March 31, 2009
NET SALES	$1,137,725	$1,037,699

GROSS PROFIT	105,897	47,920
OPERATING EXPENSES	58,287	64,807
INCOME (LOSS) FROM OPERATIONS	47,610	(16,887)

NET INCOME (LOSS)	24,178	(33,452)
NET INCOME (LOSS) ATTRIBUTABLE TO:
Equity holders of the Corporation	25,201	(31,480)
Noncontrolling interest	(1,023)	(1,972)
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE CORPORATION
Basic earnings (loss) per share	$0.06	$(0.07)
Diluted earnings (loss) per share	$0.06	$(0.07)

Consolidated Statements of Comprehensive Loss
(US$ in thousands)
(Unaudited)

	Three Months Ended March 31,
	2010	2009
NET INCOME (LOSS)	$24,178	$(33,452)

TOTAL COMPREHENSIVE INCOME (LOSS)	$28,200	$(39,432)

Total comprehensive income attributable to:
— Equity holders of the company	$29,223	$(37,460)
— Noncontrolling interest	(1,023)	(1,972)
Consolidated Statements of Cash Flows
(US$ in thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$24,178	$(33,452)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(58,486)	231,897

NET CASH USED IN INVESTING ACTIVITIES	(144,524)	(159,096)

NET CASH USED IN FINANCING ACTIVITIES	(6,835)	(14,771)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(201,492)	53,064
CASH AND CASH EQUIVALENTS END OF PERIOD	$429,801	$535,599

The following table sets forth the ratio of earnings to fixed charges and the book value per common share of the Corporation for the periods indicated below.

	Three
	Months
	Ended	Year ended
	March 31, 2010	December 31, 2009		December 31, 2008

Ratio of Earnings to Fixed Charges	1.65		(0.49)		(0.60)

Deficiency of Earnings required to get ratio to 1:1 (in thousands)	—	US$	276,477	US$	306,954

	As at	As at	As at
	March 31, 2010	December 31, 2009	December 31,2008

Book Value per Common Share (basic)	Cdn.$6.62	Cdn.$6.56	Cdn.$6.69””
Additional Information Regarding Gerdau Ameristeel..., page 43
18.	We refer you to the disclosure in the last two paragraphs of this section. We remind you of the Corporation’s obligations under Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii).

Response.

The Filing Persons will comply with their obligations under the Rules 13e-3(d)(2), (e)(2) and (f)(1)(iii) under the Securities Exchange Act of 1934, as amended.
Source of Funds, page 47
19.	Please expand the discussion to provide the disclosure required by Item 1007 of Regulation M-A, including the specific term, collateral and stated and effective interest rates.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Source of Funds” is amended as follows:
“The Circular is amended and supplemented by inserting after the first full paragraph on page 47 of the Circular under the heading “Source of Funds” the following:

“Gerdau S.A. will obtain $700,000,000 in bridge financing from JPMorgan Chase Bank, N.A. The loan will mature on December 12, 2010. The borrower under the facility will be Gerdau Steel North America Inc. and Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. will serve as guarantors. The facility will rank as senior unsecured debt. The interest rate will be one (1) month London Interbank Offered Rate (LIBOR) plus 110 basis points per annum payable monthly. In addition to the bridge financing described above, as of June 30, 2010, Gerdau S.A. held cash and cash equivalents of $2.4 billion that will finance any funding requirements for the Plan of Arrangement.””
* * * * *
     On behalf of each of the Filing Persons, and with such person’s permission, we acknowledge that:
•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Any questions or comments with respect to this letter may be communicated to the undersigned at (212) 880-6160. Please send copies of any correspondence relating to this letter or the Schedule 13E-3 to the undersigned by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, New York, New York 10017.

Sincerely,
/s/ Daniel P. Raglan
Daniel P. Raglan

cc:	Robert E. Lewis (Gerdau Ameristeel Corporation)

Andrew J. Beck John Emanoilidis (Torys LLP)

Expedito Luz (Gerdau S.A.)

Alan Klein (Simpson Thacher & Bartlett LLP)